                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                   FORM 11-K

                                 CURRENT REPORT

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                       OR

       [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934



              For the transition period from ________ to ________



                         Commission file number: 1-1511



                           FEDERAL-MOGUL CORPORATION
                         EMPLOYEES' INVESTMENT PROGRAM
                           26555 Northwestern Highway
                              Southfield, MI 48034
                                 (248) 354-7700



          The Plan holds shares of common stock (without par value) of
                           Federal-Mogul Corporation

                            FEDERAL-MOGUL CORPORATION
                          EMPLOYEES' INVESTMENT PROGRAM


                                TABLE OF CONTENTS



                                                                                  Page Number
                                                                                  -----------
Report of Independent Auditors

Financial Statements of the Years Ended December 31, 2001 and 2000
         Statement of Net Assets Available for Plan Benefits                               1
         Statement of Changes in Net Assets Available for Plan Benefits                    2
         Notes to Financial Statements                                                  3-10

                         REPORT OF INDEPENDENT AUDITORS

Retirement Programs Committee
Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation Employees' Investment Program as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Detroit, MI
June 26, 2002

FEDERAL-MOGUL CORPORATION
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
EMPLOYEES' INVESTMENT PROGRAM

                                                                      December 31
                                                                2001              2000
                                                            -------------     -------------
ASSETS
Investments in master trust (See Note 6)                    $ 226,316,125     $ 268,783,873
Contribution receivable from Federal-Mogul Corporation             13,553            12,182
Transfers receivable from other FMC investment programs                 -         8,215,626
                                                            -------------     -------------
Total Assets                                                  226,329,678       277,011,681

LIABILITIES
Accrued Expenses                                                    2,884               600
Forfeited accounts owed to FMC (See Note 1)                       430,218         1,117,670
                                                            -------------     -------------
Total Liabilities                                                 433,102         1,118,270
                                                            -------------     -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                      $ 225,896,576     $ 275,893,411
                                                            =============     =============

See notes to financial statements

FEDERAL-MOGUL CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
EMPLOYEES' INVESTMENT PROGRAM

                                                                                   December 31
                                                                              2001             2000
                                                                          ------------     ------------
Additions
Dividends and Interest                                                    $   5,092,621    $ 14,170,309
Contributions:
   Participants                                                              16,978,217      15,984,653
   Federal-Mogul Corporation                                                  8,973,063      10,440,677
                                                                          -------------    ------------

                                                     Total Additions         31,043,901      40,595,639
Deductions
Benefits paid to participants                                                37,173,597      25,598,865
Portion of company match account forfeited upon
   withdrawal of members (See Note 3)                                          (687,452)      1,039,720
                                                                           -------------    ------------

                                                     Total Deductions        36,486,145      26,638,585
Net Transfers (to)/from other FMC investment programs                       (23,993,531)     95,924,115

Net unrealized depreciation in fair value of
   investments in Master Trust (See Note 6)                                 (20,561,060)    (30,328,498)
                                                                          -------------   -------------

                                                     Net increase           (49,996,835)     79,552,671
Net assets available for plan benefits at beginning of year                 275,893,411     196,340,740
                                                                          -------------   -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                    $ 225,896,576   $ 275,893,411
                                                                          =============   =============

See notes to financial statements

                            Federal-Mogul Corporation
                          Employees' Investment Program

                          Notes to Financial Statements

                           December 31, 2001 and 2000

1.   Description of the Plan

The following description of the Federal-Mogul Corporation Employees' Investment Program (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

During 2001 and 2000, the Plan had net transfers to and from other investment programs of Federal-Mogul Corporation (the "Company"). The assets transferred to another investment program are administered under the terms of the Master Trust.

General

The Plan is a defined contribution plan which provides eligible hourly employees of the Company with a program for making voluntary pretax and after-tax contributions. Substantially all domestic hourly employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

On October 1, 2001, Federal-Mogul Corporation filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The United States Bankruptcy Court for the District of Delaware approved Federal-Mogul's motion to continue the Plan.

Master Trust

The Plan invests in a single master trust through a master trust agreement with The State Street Bank (the "Trustee"). The trust agreement provides, among other things, that the Trustee, safekeeps all investments, and keeps account for all investments, receipts, and disbursements, benefit payments, and other transactions.

Contributions & Vesting

During the 2001 Plan year, the Company suspended its matching contributions to the Plan. Company contributions that were made during the Plan year were made with the Company common stock until August 1, 2001. After that date, Company contributions were in cash and subsequently invested in accordance with the Participant's investment election until the contributions were suspended on November 1, 2001.

                                              Allentown     Avilla     Blacksburg   Berkeley      Boaz         Boston
                                             ---------------------------------------------------------------------------
1. Company Match
   (% of participant contribution)               50%           50%        N/A           50%          50%          50%

2. Matching Amount
   (% of participant compensation)                4%            4%        N/A            4%           4%           4%

3. Maximum Contribution
   (% of participant compensation)               20%           20%        20%           20%          20%          20%

4. Pension Contribution                         Yes           Yes         No           Yes          Yes          Yes

5. Vesting Schedule of Company Contributions
              Years of Service
              ----------------
                less than 2                       0%            0%        N/A            0%           0%           0%
                less than 3                      25%           25%        N/A           25%          25%          25%
                less than 4                      50%           50%        N/A           50%          50%          50%
                less than 5                      75%           75%        N/A           75%          75%          75%
                 5 or more                      100%          100%        N/A          100%         100%         100%

6. Eligibility to participate                Immediately  Immediately   90 days    Immediately  Immediately  Immediately
   Eligibility for company match             Immediately  Immediately     N/A      Immediately  Immediately  Immediately

                                              Boyertown   Chicago-Kedzie       Dumas      Frankfort   Franklin Pk.
                                             ---------------------------------------------------------------------
1. Company Match
   (% of participant contribution)                50%            50%             50%          50%          50%

2. Matching Amount
   (% of participant compensation)                 4%             4%              4%           4%           4%

3. Maximum Contribution
   (% of participant compensation)                20%            20%             20%          20%          20%

4. Pension Contribution                          Yes            Yes             Yes          Yes          Yes

5. Vesting Schedule of Company Contributions
              Years of Service
              ----------------
                less than 2                        0%             0%              0%           0%           0%
                less than 3                       25%            25%             25%           0%          25%
                less than 4                       50%            50%             50%           0%          50%
                less than 5                       75%            75%             75%           0%          75%
                 5 or more                       100%           100%            100%         100%         100%

6. Eligibility to participate                Immediately    Immediately     Immediately    60 days     Immediately
   Eligibility for company match             Immediately    Immediately     Immediately    60 days     Immediately

                                             Glasgow    Greenville   Hampton    Logansport
                                             ---------------------------------------------
1. Company Match
   (% of participant contribution)               50%         50%         50%        50%

2. Matching Amount
   (% of participant compensation)                4%          4%          4%         4%

3. Maximum Contribution
   (% of participant compensation)               20%         20%         20%        20%

4. Pension Contribution                         Yes         Yes         Yes        Yes

5. Vesting Schedule of Company Contributions
              Years of Service
              ----------------
                less than 2                       0%          0%          0%         0%
                less than 3                      25%         25%         25%        25%
                less than 4                      50%         50%         50%        50%
                less than 5                      75%         75%         75%        75%
                 5 or more                      100%        100%        100%       100%
                                                          90 days                 90 days

6. Eligibility to participate                Immediately 1 year of   Immediately 1 year of
   Eligibility for company match             Immediately  service    Immediately  service

                                               Maryville   Michigan City    Milan     Orangeburg    Pontotoc    Salisbury
                                              ----------------------------------------------------------------------------
1. Company Match
   (% of participant contribution)                 50%          50%           50%         50%          50%          50%

2. Matching Amount
   (% of participant compensation)                  4%           4%            4%          4%           4%           4%

3. Maximum Contribution
   (% of participant compensation)                 20%          20%           20%         20%          20%          20%

4. Pension Contribution                           Yes          Yes            No         Yes          Yes          Yes

5. Vesting Schedule of Company Contributions
              Years of Service
              ----------------
                  less than 2                       0%           0%            0%          0%           0%           0%
                  less than 3                      25%          25%           25%         25%          25%          25%
                  less than 4                      50%          50%           50%         50%          50%          50%
                  less than 5                      75%          75%           75%         75%          75%          75%
                   5 or more                      100%         100%          100%        100%         100%         100%
                                                                           90 days

6. Eligibility to participate                 Immediately   Immediately   1 year of  Immediately  Immediately  Immediately
   Eligibility for company match              Immediately   Immediately    service   Immediately  Immediately  Immediately

                                              Scottsville  Sevierville  Smithville(DC)      Solon       Sparta
                                              ----------------------------------------------------------------
1. Company Match
   (% of participant contribution)                 50%          50%          50%              50%          50%

2. Matching Amount
   (% of participant compensation)                  4%           4%           4%               4%           4%

3. Maximum Contribution
   (% of participant compensation)                 20%          20%          20%              20%          20%

4. Pension Contribution                           Yes          Yes          Yes              Yes          Yes

5. Vesting Schedule of Company Contributions
              Years of Service
              ----------------
                  less than 2                       0%           0%           0%               0%           0%
                  less than 3                      25%          25%          25%              25%          25%
                  less than 4                      50%          50%          50%              50%          50%
                  less than 5                      75%          75%          75%              75%          75%
                   5 or more                      100%         100%         100%             100%         100%


6. Eligibility to participate                 Immediately  Immediately  Immediately      Immediately  Immediately
   Eligibility for company match              Immediately  Immediately  Immediately      Immediately  Immediately

                                              St. Johns   Tullahoma   Van Wert  All Others
                                              --------------------------------------------
1. Company Match
   (% of participant contribution)             N/A           50%         50%         50%

2. Matching Amount
   (% of participant compensation)             N/A            4%          4%          4%

3. Maximum Contribution
   (% of participant compensation)              20%          20%         20%         20%

4. Pension Contribution                        Yes          Yes          No         Yes

5. Vesting Schedule of Company Contributions
              Years of Service
              ----------------
                  less than 2                     0%           0%         0%          0%
                  less than 3                     0%          25%        25%         25%
                  less than 4                     0%          50%        50%         50%
                  less than 5                     0%          75%        75%         75%
                   5 or more                    100%         100%       100%        100%


6. Eligibility to participate                 90 days    Immediately  90 days    Immediate
   Eligibility for company match              90 days    Immediately  60 days    Immediate

Full vesting also occurs upon death, disability, or retirement at designated ages. In addition, special vesting provisions will become effective if the Plan is determined to be "top-heavy," pursuant to the Internal Revenue Code.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative expenses. These administrative expenses, paid by participants, are netted against the net asset value of the investment fund. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

Shares of Federal-Mogul Corporation common stock which are not vested at the time of a participant's withdrawal from the Plan are forfeited and are applied as a reduction of required Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

Investment Options

The Plan provides for eight investment options which includes the Stable Value Fund, Bond Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Small Cap Equity Fund, International Fund, Brokerage Account and common stock of the Company. Effective August 31, 2001, employees are no longer permitted to make additional investments in the common stock of the Company.

Participant Loans Receivable

The Plan allows participants to borrow from their account upon written request and certain plan conditions. The maximum amount of a participant's borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant's vested account balance or 90% of the participant's employee contribution accounts. No borrowings shall be given for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, permanent disability, termination of employment, (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant's accounts will be distributed to the participant or the participant's beneficiary in either a lump-sum distribution, an annual or more frequent installment.

2.   Significant Account Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments in the Federal-Mogul Corporation common stock, Bond Fund, Large Cap Equity Fund, Mid Cap Equity Fund, Small Cap Equity Fund, International Fund, and Brokerage Account are valued at quoted market prices. The Stable Value Fund is valued at fair market value as estimated by State Street Bank and Trust. The Stable Value Fund value represents contributions plus interest, less administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   Party-In-Interest Transactions

Certain of the Plan's investments are held by a consolidated master trust (the "Trust") administered by the Trustee. During the years ended December 31, 2001 and December 31, 2000, the Trust purchased 4,761,400 and 6,094,700 shares of common stock of the Company for a total cost of $15,167,371 and $37,289,450 respectively.

Fees incurred for legal and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and were paid by the Company on behalf of the Plan. Forfeited shares which have not been applied as a reduction of contributions at year-end are reflected as a liability to the Company and will be applied to reduce future Company contributions.

4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document, to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

5.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 25, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has applied for but has not received a new determination letter from the Internal Revenue Service. However, the plan administrator believes the Plan is qualified and, therefore, the related trust is exempt from taxation.

6.   Investments in Master Trust

Certain of the Plan's investments are held by the Master Trust administered by the Trustee. At December 31, 2001 and 2000 the Plan holds a 43% share and a 49% share, respectively, of the master trust.

The fair value of net assets of the Trust were as follows at December 31:

                                         2001            2000
                                     ------------    ------------
Investments:
Stable Value Fund                    $182,773,036    $165,864,120
Bond Fund                              67,659,149      53,026,996
Large Cap Equity Fund                 133,046,949     169,359,732
Mid Cap Equity Fund                    47,728,564      42,785,461
Small Cap Equity Fund                  36,370,757      36,365,908
International Fund                     19,807,345      24,152,206
Brokerage Account                       4,187,402       3,330,673
Federal-Mogul Common Stock Fund*        9,496,339      20,959,983
Cooper Common Stock Fund               10,064,994      23,536,290
Cooper Cameron Stock Fund                 495,659       1,376,367
Loan Fund                              15,913,221      15,857,386
                                     ------------    ------------
     Total Investments                527,543,415     556,615,122

Receivable from FMC                        13,553          12,182
Participant loans receivable                  -         8,265,352
                                     ------------    ------------
     Total Assets                     527,556,968     564,892,656

Forfeited accounts owed to  FMC           501,723       1,165,969
Accrued Expenses                            6,723           2,262
                                     ------------    ------------
     Total Liabilities                    508,446       1,168,231
                                     ------------    ------------

NET ASSETS OF THE MASTER TRUST       $527,048,522    $563,724,425
                                     ============    ============

* non-participant directed

During the year ended December 31, 2001 and December 2000, the Trust had investment income amounting to $11,382,946 and $28,827,266, respectively, and had realized and unrealized depreciation in the fair value of investments of $54,490,583 and $100,823,005, respectively as follows:

                                                                  Net Realized and
                                                                     Unrealized
                                                                    Appreciation
                                           Net Investment        (Depreciation) in
                                        Income/(Loss) During     Fair Value During
Year Ended December 31, 2001                   Year                    Year
----------------------------            --------------------     -----------------
Stable Value Fund                           $10,167,394           $           -
Bond Fund                                     1,424,910               3,242,783
Large Cap Equity Fund                        (1,146,951)            (19,476,153)
Mid Cap Equity Fund                             (24,817)             (6,114,022)
Small Cap Equity Fund                             2,459              (2,056,137)
International Fund                              283,221              (3,834,169)
Brokerage Account                            (1,221,329)                      -
Federal Mogul Common Stock Fund                    (353)            (22,714,707)
Cooper Common Stock Fund                        535,013              (3,092,578)
Cooper Cameron Stock Fund                          (188)               (445,600)
Loan Fund                                     1,363,587                       -
                                            -----------           -------------
                                            $11,382,946           $ (54,490,583)
Year Ended December 31, 2000
----------------------------

Stable Value Fund
Bond Fund                                   $ 8,916,371           $      3,093
Large Cap Equity Fund                           950,760              3,439,582
Mid Cap Equity Fund                           2,684,403            (21,225,615)
Small Cap Equity Fund                         6,710,914             (4,090,229)
International Fund                            9,903,083             (9,396,897)
Brokerage Account                             2,193,248             (4,594,137)
Federal Mogul Common Stock Fund              (1,538,061)                     -
Cooper Common Stock Fund                     (1,680,430)           (68,754,551)
Cooper Cameron Stock Fund                      (690,524)             3,567,699
Loan Fund                                       249,246                228,050
                                              1,128,256                      -
                                            -----------           -------------
                                            $28,827,266           $(100,823,005)

The changes in the fair value of net assets of the consolidated master trust for the years ended December 31, 2001, and December 31, 2000 are summarized as follows:

                                                                             Year Ended        Year Ended
                                                                            December 31,      December 31,
                                                                                2001              2000
                                                                           -------------     -------------
Additions:
Dividends/interest income                                                  $ 11,382,946      $ 28,827,266
Contributions from participating employees                                   40,109,084        42,434,605
Contributions from FMC                                                       15,349,300        16,228,250
                                                                           ------------      ------------
   Total Additions                                                           66,841,330        87,490,121

Deductions:
Benefits paid to participants                                                80,879,046        75,032,579
Portion of company match account forfeited upon withdrawal of members          (664,246)        1,057,192
                                                                           ------------      ------------
   Total Deductions                                                          80,214,800        76,089,771

Net realized & unrealized depreciation in fair value of investments         (54,490,583)     (100,823,005)
Transfers from other FMC investment programs                                 31,188,150        97,998,701
                                                                           ------------      ------------
   NET INCREASE/(DECREASE)                                                  (36,675,903)        8,576,046
                                                                           ------------      ------------
Net assets available for plan benefits at beginning of year                 563,724,425       555,148,379
                                                                           ------------      ------------
NET ASSETS OF MASTER TRUST AT END OF PERIOD                                $527,048,522      $563,724,425
                                                                           ============      ============

7. Nonparticipant-Directed Investments

Information about Plan net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                     December 31,
                                                               2001                    2000
                                                        -----------------        -----------------
Net Assets:
FMC Common Stock                                          $ 3,671,065              $ 7,571,439
                                                          -----------              -----------
                                                          $ 3,671,065              $ 7,571,439
                                                          ===========              ===========

Changes in Net Assets:                                     Year Ended                Year Ended
                                                        December 31, 2001        December 31, 2000
                                                        -----------------        -----------------
Contributions                                             $ 4,336,561              $ 7,159,192
Dividends and interest                                              -                   41,163
Net depreciation                                           (7,641,052)             (20,133,615)
Benefits paid to participants                                (701,200)                (797,105)
Forfeitures                                                   (38,330)                 (14,169)
Transfers from participant-directed investments             2,547,191
Transfers to another FMC investment program                (2,440,519)                7,386,539
                                                          -----------              -----------
                                                          $(3,937,349)             $(6,357,995)
                                                          ===========              ===========